Exhibit 99.1

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

(UNAUDITED)

	As of June 30	As of December 31	As of December 31
	2022	2022	2022
ASSETS	RMB	RMB	U.S. Dollars
Current assets
Cash	¥316,974,857	¥269,111,420	$39,011,267
Restricted cash	723,560	730,060	105,832
Notes receivable	10,828,308	8,471,941	1,228,120
Trade accounts receivable, net	22,577,980	38,972,445	5,649,572
Inventories, net	3,894,369	4,941,662	716,359
Other receivables, net	5,501,833	2,767,204	401,143
Loans to third parties	50,383,822	95,089,205	13,784,440
Purchase advances, net	178,208	554,700	80,411
Contract costs, net	33,858,820	27,747,782	4,022,409
Prepaid expenses	420,284	409,939	59,426
Prepaid expenses - related parties	275,000	—	—
Total current assets	445,617,041	448,796,358	65,058,979

Property and equipment, net	25,474,162	26,104,639	3,784,213
Construction in progress	239,739	267,571	38,788
Intangible assets, net	5,950,000	5,600,000	811,794
Long-term other receivables, net	1,564,381	620,000	89,877
Long-term loan to a third party	—	3,067,000	444,602
Goodwill	4,730,002	4,730,002	685,676
Operating lease right-of-use assets (including ¥765,241 and ¥553,226 ($80,197) from a related party as of June 30, 2022 and December 31, 2022, respectively)	6,666,759	5,038,871	730,451
Total Assets	¥490,242,084	¥494,224,441	$71,644,380

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥10,000,000	¥10,000,000	$1,449,633
Trade accounts payable	16,739,989	16,987,376	2,462,542
Other payables	3,533,918	2,125,082	308,059
Other payable- related parties	2,240,135	2,471,268	358,243
Contract liabilities	2,001,277	55,400	8,031
Accrued payroll and employees' welfare	2,250,547	2,278,254	330,263
Taxes payable	2,210,958	2,884,924	418,208
Short-term borrowings - related parties	9,009,156	10,005,069	1,450,367
Long-term borrowings - related party - current portion	999,530	1,041,981	151,049
Operating lease liabilities - current (including ¥429,265 and ¥439,865 ($63,764) from a related party as of June 30, 2022 and December 31, 2022, respectively)	3,892,774	3,705,420	537,150
Total Current Liabilities	52,878,284	51,554,774	7,473,545

Operating lease liabilities - non-current (including ¥335,976 and ¥113,361 ($16,433) from a related party as of June 30, 2022 and December 31, 2022, respectively)	2,184,635	752,821	109,131
Long-term bank loan	—	1,000,000	144,963
Long-term borrowings - related party	5,511,076	4,989,930	723,356
Contract liabilities - non-current	106,000	106,000	15,366
Warrant liability	16,677,328	37,043,871	5,370,000
Total Liabilities	77,357,323	95,447,396	13,836,361

Commitments and Contingencies

Equity
Class A ordinary shares, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 29,700,718 shares and 29,700,718 shares issued and outstanding as of June 30, 2022 and December 31, 2022, respectively	18,001,670	18,001,670	2,609,581
Class B ordinary shares, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; 4,100,000 shares and 4,100,000 shares issued and outstanding as of June 30, 2022 and December 31, 2022, respectively	2,408,498	2,408,498	349,144
Additional paid-in capital	496,038,696	502,139,970	72,791,843
Statutory reserve	4,148,929	4,148,929	601,442
Accumulated deficit	(111,273,525)	(141,149,943)	(20,461,555)
Accumulated other comprehensive income	11,307,461	20,971,162	3,040,048
Total shareholders’ equity	420,631,729	406,520,286	58,930,503
Non-controlling interests	(7,746,968)	(7,743,241)	(1,122,484)
Total equity	412,884,761	398,777,045	57,808,019
Total Liabilities and Equity	¥490,242,084	¥494,224,441	$71,644,380

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the six months ended
	December 31,
	2021	2022	2022
	RMB	RMB	USD

Revenues
Revenues	¥54,411,724	¥45,559,591	$6,604,466
Revenues	54,411,724	45,559,591	6,604,466

Cost of revenues
Cost of revenues	39,904,645	32,427,772	4,700,835
Cost of revenues	39,904,645	32,427,772	4,700,835

Gross profit	14,507,079	13,131,819	1,903,631

Selling and distribution expenses	4,727,496	4,021,899	583,028
General and administrative expenses	47,314,621	26,212,540	3,799,855
Net recovery of credit losses	(5,671,285)	(7,141,708)	(1,035,285)
Research and development expenses	5,477,213	5,109,302	740,661
Operating expenses	51,848,045	28,202,033	4,088,259

Loss from operations	(37,340,966)	(15,070,214)	(2,184,628)

Other income (expenses)
Subsidy income	2,278	85,602	12,409
Interest income	2,590,649	5,187,649	752,018
Interest expense	(784,077)	(169,091)	(24,512)
Income from investment in unconsolidated entity	15,411	—	—
Gain (loss) in fair value changes of warrants liability	147,168,952	(20,097,665)	(2,913,423)
Foreign exchange transaction gain (loss)	(151,986)	42,455	6,154
Other income (expenses)	(13,630)	157,753	22,868
Other income (expenses), net	148,827,597	(14,793,297)	(2,144,486)
Income (loss) before income tax	111,486,631	(29,863,511)	(4,329,114)
Income tax expenses	107,204	9,180	1,331
Net income (loss)	111,379,427	(29,872,691)	(4,330,445)

Less: Net income attributable to non-controlling interests	21,917	3,727	540
Net income (loss) attributable to Recon Technology, Ltd	¥111,357,510	¥(29,876,418)	$(4,330,985)

Comprehensive income (loss)
Net income (loss)	111,379,427	(29,872,691)	(4,330,445)
Foreign currency translation adjustment	(4,636,991)	9,663,701	1,400,882
Comprehensive income (loss)	106,742,436	(20,208,990)	(2,929,563)
Less: Comprehensive income attributable to non-controlling interests	21,917	3,727	540
Comprehensive income (loss) attributable to Recon Technology, Ltd	¥106,720,519	¥(20,212,717)	$(2,930,103)

Earning (loss) per ordinary share
-Basic	¥4.08	¥(0.88)	$(0.13)
-Diluted	¥3.87	¥(0.88)	$(0.13)

Weighted average shares
-Basic	27,312,581	33,800,718	33,800,718
-Diluted	28,776,992	33,800,718	33,800,718

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

								Accumulated
	Ordinary Shares				Additional			Other
	Number of		Number of		Paid-in	Statutory	Accumulated	Comprehensive	Shareholders’	Non-controlling	Total	Total
	Class A	Amount	Class B	Amount	Capital	Reserve	deficit	income (loss)	Equity	Interest	Equity	Equity
	Shares*	(RMB)	Shares*	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)

Balance, June 30, 2021	26,868,391	¥16,340,826	—	¥—	¥479,490,763	¥4,148,929	¥(206,860,320)	¥1,974,836	¥295,095,034	¥(7,579,568)	¥287,515,466	$41,679,180

Restricted shares issued for services	500,000	294,397	—	—	4,336,666	—	—	—	4,631,063	—	4,631,063	671,334
Cancellation of ordinary shares issued to Starry Lab	(316,345)	(187,133)	—	—	(27,488,317)	—	—	—	(27,675,450)	—	(27,675,450)	(4,011,923)
Restricted shares issued for management and employees	128,672	76,804	2,500,000	1,474,543	25,824,524	—	—	—	27,375,871	—	27,375,871	3,968,495
Net income for the period	—	—	—	—	—	—	111,357,510	—	111,357,510	21,917	111,379,427	16,145,924
Foreign currency translation adjustment	—	—	—	—	—	—	—	(4,636,991)	(4,636,991)	—	(4,636,991)	(672,193)
Balance, December 31, 2021	27,180,718	16,524,894	2,500,000	1,474,543	482,163,636	4,148,929	(95,502,810)	(2,662,155)	406,147,037	(7,557,651)	398,589,386	57,780,817

Balance, June 30, 2022	29,700,718	18,001,670	4,100,000	2,408,498	496,038,696	4,148,929	(111,273,525)	11,307,461	420,631,729	(7,746,968)	412,884,761	59,853,122

Restricted shares issued for services	—	—	—	—	4,304,857	—	—	—	4,304,857	—	4,304,857	624,046
Restricted shares issued for management and employees	—	—	—	—	1,796,417	—	—	—	1,796,417	—	1,796,417	260,414
Net income (loss) for the period	—	—	—	—	—	—	(29,876,418)	—	(29,876,418)	3,727	(29,872,691)	(4,330,445)
Foreign currency translation adjustment	—	—	—	—	—	—	—	9,663,701	9,663,701	—	9,663,701	1,400,882
Balance, December 31, 2022	29,700,718	¥18,001,670	4,100,000	¥2,408,498	¥502,139,970	¥4,148,929	¥(141,149,943)	¥20,971,162	¥406,520,286	¥(7,743,241)	¥398,777,045	$57,808,019

* Retrospectively restated for effect of changing into dual class structure on April 5, 2021.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended December 31,
	2021	2022	2022
	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net income (loss)	¥111,379,427	¥(29,872,691)	$(4,330,445)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,668,830	1,952,625	283,059
Loss (gain) from disposal of equipment	35,279	(12,782)	(1,853)
Loss (gain) in fair value changes of warrants liability	(147,168,952)	20,097,665	2,913,423
Net recovery of credit losses	(5,671,285)	(7,141,708)	(1,035,285)
Provision for slow moving inventories	38,856	245,990	35,660
Amortization of right of use assets	1,570,450	1,627,888	235,984
Restricted shares issued for management and employees	27,375,871	1,796,417	260,414
Restricted shares issued for services	4,631,063	4,304,857	624,046
Income from investment in unconsolidated entity	(15,411)	—	—
Deferred tax expense	104,315	—	—
Accrued interest income from loans to third parties	(2,101,366)	(3,757,041)	(544,633)
Changes in operating assets and liabilities:
Notes receivable	(8,502,433)	2,356,367	341,587
Trade accounts receivable	(12,364,696)	(12,501,742)	(1,812,293)
Inventories	(1,314,367)	(1,158,138)	(167,887)
Other receivables	(1,495,225)	(9,673,906)	(1,402,361)
Other receivables-related parties	(23,800)	—	—
Purchase advances	543,832	(449,477)	(65,158)
Contract costs	20,068,844	9,765,091	1,415,579
Prepaid expense	116,153	10,345	1,500
Prepaid expense - related parties	433,000	275,000	39,865
Operating lease liabilities	(526,878)	(1,619,168)	(234,720)
Trade accounts payable	102,178	247,387	35,862
Other payables	(7,569,400)	(1,414,691)	(205,078)
Other payables-related parties	1,169,121	231,133	33,506
Contract liabilities	(6,490,414)	(1,945,877)	(282,081)
Accrued payroll and employees' welfare	(122,226)	27,710	4,017
Taxes payable	1,088,901	677,510	98,214
Net cash used in operating activities	(23,040,333)	(25,931,236)	(3,759,078)

Cash flows from investing activities:
Purchases of property and equipment	(337,171)	(821,272)	(119,054)
Proceeds from disposal of equipment	—	31,950	4,632
Repayments of loans to third parties	113,146,100	25,194,900	3,652,335
Payments made for loans to third parties	(86,031,987)	(58,488,100)	(8,478,625)
Net cash provided by (used in) investing activities	26,776,942	(34,082,522)	(4,940,712)

Cash flows from financing activities:
Proceeds from short-term bank loans	—	1,000,000	144,963
Repayments of short-term bank loans	(5,000,000)	—	—
Proceeds from short-term borrowings	260,000	—	—
Repayments of short-term borrowings	(530,000)	—	—
Proceeds from short-term borrowings-related parties	5,000,000	10,000,000	1,449,633
Repayments of short-term borrowings-related parties	(8,522,500)	(9,000,000)	(1,304,669)
Repayments of long-term borrowings-related party	(436,457)	(476,927)	(69,137)
Net cash provided by (used in) financing activities	(9,228,957)	1,523,073	220,790

Effect of exchange rate fluctuation on cash and restricted cash	(5,642,145)	10,633,748	1,541,503

Net decrease in cash and restricted cash	(11,134,493)	(47,856,937)	(6,937,497)
Cash and restricted cash at beginning of period	343,998,570	317,698,417	46,054,596
Cash and restricted cash at end of period	¥332,864,077	¥269,841,480	$39,117,099

Supplemental cash flow information
Cash paid during the period for interest	¥732,842	¥624,321	$90,504
Cash paid during the period for taxes	¥2,889	¥9,180	$1,331

Reconciliation of cash and restricted cash, beginning of period
Cash	¥343,998,570	¥316,974,857	¥45,949,706
Restricted cash	—	723,560	104,890
Cash and restricted cash, beginning of period	¥343,998,570	¥317,698,417	$46,054,596

Reconciliation of cash and restricted cash, end of period
Cash	¥332,864,077	¥269,111,420	¥39,011,267
Restricted cash	—	730,060	105,832
Cash and restricted cash, end of period	¥332,864,077	¥269,841,480	$39,117,099

Non-cash investing and financing activities
Cancellation of shares issued to Starry Lab	¥(27,675,450)	¥—	$—
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	¥—	¥43,881	$6,361
Inventories transferred from fixed assets	¥—	¥(65,456)	$(9,489)
Receivable for disposal of property and equipment	¥3,000	¥—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization – Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 as a limited liability company. By far, the Company provides specialized equipment, automation systems, tools, chemicals, outsourcing platform services and field services to energy industry companies mainly in the People’s Republic of China (the “PRC”).

The Company, along with its wholly-owned subsidiaries, Recon Investment Ltd. (“Recon-IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), conducts its business through the following PRC legal entities (“Domestic Companies”) that are consolidated as variable interest entities (“VIEs”) and operate in the Chinese energy industry:

1.	Beijing BHD Petroleum Technology Co., Ltd. (“BHD”),

2.	Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”).

The Company has signed Exclusive Technical Consulting Service Agreements with each of the Domestic Companies, which are its VIEs, and Equity Interest Pledge Agreements and Exclusive Equity Interest Purchase Agreements with their shareholders. Through these contractual arrangements, the Company has the ability to substantially influence each of the Domestic Companies’ daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable the Company to control the Domestic Companies, the Company is considered as the primary beneficiary of each Domestic Company. Thus, the Company is able to absorb 90% of net interest or 100% of net loss of those VIEs.

On February 21, 2019, the Company’s board of directors approved transferring the VIEs and VIE-controlled companies from Jining Recon Technology Ltd. (“Recon-JN”) to Recon-BJ. At the time, both Recon-JN and Recon-BJ were the Company’s wholly owned subsidiaries in China. On April 1, 2019, the Company completed the VIE transfer process and then completed the dissolution of Recon-JN on April 10, 2019, and subsequently completed the dissolution of Recon Technology Co., Limited (“Recon HK”) on May 15, 2020. The Company does not expect any negative impact of this process on its operations.

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co., Ltd (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the design, assemble and manufacture of hearing equipment.

Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established on May 23, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥27,495,000 ($3,985,765) as of December 31, 2022. BHD owned an equity interest of 49% of Gan Su BHD, and the remaining 51% equity interests was owned by an individual shareholder upon incorporation of Gan Su BHD. On September 25, 2017, the individual shareholder became the minority shareholder by transferring 2.0% equity shares to BHD. On April 26, 2021, the minority shareholder of Gan Su BHD transferred 15.4% of her equity interest to BHD. On May 19, 2021, the minority shareholder transferred 3.6% of her equity interest and BHD transferred 15.4% of its equity interest of Gan Su BHD to Nanjing Recon. There was no consideration paid for the transfers, and after the transfers, BHD owns equity an interest of 51% and Nanjing Recon owns an equity interest of 19% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established on October 16, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥4,200,000 ($608,846) as of December 31,2022. BHD owned an equity interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. The remaining paid in capital should be contributed by BHD and the other individual shareholder is ¥33,300,000 ($4,827,276) and ¥12,500,000 ($1,812,041) respectively. Based on its charter dated September 29, 2017, the remaining capital will be injected before September 29, 2036.

As the energy consumption market opened to private and foreign companies, and online payment technology developed, the Domestic Companies began to invest in the downstream of the oil industry. On December 15, 2017, BHD and Nanjing Recon entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which the Domestic Companies acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

experience. On August 21, 2018, the Domestic Companies entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our VIEs’ ownership interest in FGS shall increase from 8% to 43%, in exchange for their investment in FGS for a total amount of ¥10 million in cash and the issuance of 487,057 restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. As of June 30, 2019, the Domestic Companies invested an aggregate amount of ¥35,116,707 in FGS and issued 487,057 restricted shares in total to other shareholders of FGS, and the Domestic Companies’ ownership interest in FGS has increased to 43%. On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS. The transaction has been closed. As a result, the Domestic Companies collectively own 51% interest of FGS and began to consolidate the financial results of FGS since January 2021. Through the fourth supplemental agreement, the Domestic Companies waived the requirement on FGS’ performance goal about the number of gas stations. Accordingly, the Domestic Companies agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, in exchange of the additional 8% equity ownership of FGS.

Nature of Operations – The Company engages in (1) providing equipment, tools and other components and parts related to oilfield production and other energy industries companies, including simple installations in connection with some projects; (2) services to improve production and efficiency of exploited oil wells, (3) developing and selling its own specialized industrial automation control and information solutions, (4) design, test and implement solution of sewage and oily sludge treatment, production and sales of related integrated equipment and project services, and (5) development, upgrading and maintenance of the online operation and cooperation platform of gas stations, marketing and promotion services, etc.

Impact of COVID-19 - In January 2020, the World Health Organization declared the COVID-19 outbreak a global health emergency as the coronavirus outbreak continued to spread beyond China. In compliance with the government health emergency rules in place, the Company temporarily closed offices in varies provinces in China and ceased production operations since Chinese New Year. The Company gradually resumed operation and production since March 2020. During the six months ended December 31, 2022, either the Company or its clients’ operations occasionally affected by regional outbreaks, causing some of its business is still not return to prior level. In early December 2022, China announced a nationwide loosening of its zero-covid policy, and the country faced a wave in infections after the lifting of these restrictions. Although, the spread of the COVID-19 appeared to be under control currently, the extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted. In short term, the Company’s business was affected negatively, and collection of receivables were also affected. However, at this stage, the Company doesn’t expect a significant impact on the Company’s operations and financial results in a long run.

NOTE 2. LIQUIDITY

As disclosed in the Company’s unaudited condensed consolidated interim financial statements, the Company had a net loss for the six months ended December 31, 2022. The net loss of the Company was mainly due to loss in change in fair value of its warrant liability. As of December 31, 2022, the total future minimum purchase commitment under the non-cancellable purchase contracts were amounted to¥22.7 million ($3.3 million). In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand and its ability to generate sufficient revenue sources in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Direct offering and debt financing in the forms of loans payable and loans from related parties have been utilized to finance the working capital requirements of the Company. On September 1, 2021, two major shareholders also renewed a 3-year commitment letter for financial support and whenever the Company has liquidity difficulty, they will provide working capital to support daily operation of the Company.

Despite those negative financial trends, as of December 31, 2022, the Company had positive working capital of ¥397.2 million ($57.6 million) due to the following measurements the management has taken to enhance the Company’s liquidity:

1)	The Company financed through borrowing from shareholders and senior management. As of December 31, 2022, the Company had short-term borrowings due to related parties amounted to ¥10.0 million ($1.5 million), and long-term borrowings due to a related party amounted to ¥6.0 million ($0.9 million).
2)	The Company also financed from commercial banks. As of December 31, 2022, the Company had ¥11.0 million ($1.6 million) in bank loans outstanding. The management expects that the Company will be able to renew its existing bank loan upon its maturity based on past experience and its good credit history.
3)	For the six months ended December 31, 2022, the Company had approximately ¥25.9 million ($3.8 million) cash out flow from the operating activities, however, as of December 31, 2022, the Company had cash in the amount of approximately ¥269.1 million ($39.0 million) for the next operating cycle ending December 31, 2023.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Management believes that the foregoing measures collectively will provide sufficient liquidity for the Company to meet its future liquidity needs 12 months from this report issuance date.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying unaudited condensed consolidated interim financial statements have been prepared in conformity with Generally Accepted Accounting Principles of the United States of America (“U.S. GAAP”) and have been consistently applied.

Unaudited Condensed Consolidated Interim Financial Statements - The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited annual financial statements, and, in the opinion of management, include all adjustments consisting of only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of December 31, 2022 and its results of operations and cash flows for the six months ended December 31, 2022 and 2021. The financial data and other financial information disclosed in the notes to these condensed consolidated interim financial statements related to the six-month periods are also unaudited. The results of operations for the six months ended December 31, 2022 are not necessarily indicative of the results expected for the full fiscal year or any other period. The unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the years ended June 30, 2022 and 2021.

Principles of Consolidation – The unaudited condensed consolidated interim financial statements include the accounts of the Company, all the subsidiaries, VIEs and subsidiaries of VIEs of the Company. All transactions and balances between the Company and its subsidiaries and VIEs have been eliminated upon consolidation.

Variable Interest Entities - A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Currency Translation - The Company’s functional currency is the United States dollars (“U.S. dollars”) and the unaudited condensed consolidated interim financial statements have been expressed in Chinese Yuan (“RMB”) as RMB is the Company’s reporting currency. The unaudited condensed consolidated interim financial statements as of and for the six months ended December 31, 2022 have been translated into U.S. dollars solely for the convenience of the readers. The translation has been made at the rate of ¥6.8983 = US$1.00, the approximate exchange rate prevailing on December 31, 2022. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

Estimates and Assumptions - The preparation of the unaudited condensed consolidated interim financial statements in conformity with U.S. GAAP, which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated interim financial statements include allowance for credit losses related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, goodwill and investment in unconsolidated entity, the discount rate for lease and investment, valuation of the convertible notes, price purchase allocation for business combination and the fair value of share- based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for credit losses related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Fair Values of Financial Instruments - The US GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company measures certain financial assets, including investments under the equity method on other-than-temporary basis, intangible assets and fixed assets at fair value when an impairment charge is recognized.

The carrying amounts reported in the unaudited condensed consolidated interim balance sheets for trade accounts receivable, notes receivable, other receivables, purchase advances, contract cost, trade accounts payable, other payable, accrued liabilities, contract liabilities, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash - Cash includes cash on hand consisting of coins, currency, undeposited checks, money orders and drafts, demand deposits in banks, certain short-term highly liquid investments and cash in transit.

Restricted cash - Restricted cash represents funds set aside and placed with the bank and serves as the security deposit which is not available to fund general liquidity needs of the Company.

Trade Accounts, Net, Other Receivables, Net and Loan to Third Parties - Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology, as its accounting standard for its trade accounts receivable and other receivables. Other receivables and loan to third parties arise from transactions with non-trade customers.

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of July 1, 2020. Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers (“customers”) to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses, the potential impact of the COVID-19 pandemic on our customers businesses and their ability to pay their accounts receivable, other receivables and loan to third parties. After all attempts to collect a receivable have failed, the receivable is written off against the

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the COVID-19 pandemic. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The provision for credit loss for the six months ended December 31, 2022 decreased slightly by approximately ¥0.5 million ($0.1 million) from the six months ended December 31, 2021.

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable, other receivables and loan to third parties. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales, record as contra revenue or allowance for credit losses:

●	the oil price and fluctuation of the overall oil industry;
●	the customer fails to comply with its payment schedule;
●	the customer is in serious financial difficulty;
●	a significant dispute with the customer has occurred regarding job progress or other matters;
●	the customer breaches any of the contractual obligations;
●	the customer appears to be financially distressed due to economic or legal factors;
●	the business between the customer and the Company is not active; and
●	other objective evidence indicates non-collectability of the accounts receivable, other receivables and loan to third parties.

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

●	the customer’s past payment history;
●	the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
●	macroeconomic conditions that may affect a customer’s ability to pay; and
●	the relative importance of the customer relationship to the Company’s business.

Notes Receivable - Notes receivable represent short-term notes receivable issued by reputable financial institutions that entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

Purchase Advances, Net - Purchase advances are the amounts prepaid to suppliers for business activities, such as standard raw materials, supplies and services. These types of prepayments will be expensed when those products or services have been rendered or consumed.

Inventories, Net - Inventories are stated at the lower of cost or net realizable value, on a first-in-first-out basis. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the net realizable value of certain inventory items is lower than the cost.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Property and Equipment, Net - Property and equipment are stated at cost. Depreciation on motor vehicles and office equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to ten years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Items	Useful life
Motor vehicles	5-10 years
Office equipment	2-5 years
Production equipment	10-20 years
Leasehold improvement	Lesser of useful life and lease term

Goodwill - Goodwill represents the excess of the purchase price over the fair value of assets acquired. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit would be considered impaired. To measure the amount of the impairment loss, the implied fair value of a reporting unit’s goodwill is compared to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. For each of these tests, the fair value of each of the Company’s reporting units is determined using a combination of valuation techniques, including a discounted cash flow methodology. To corroborate the discounted cash flow analysis performed at each reporting unit, a market approach is utilized using observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available). The Company evaluates qualitative factors and overall financial performance to determine whether it is necessary to perform the first step of the two-step goodwill test. This step is referred to as “Step 0.” Step 0 involves qualitative assessment, among other qualitative factors, weighing the relative impact of factors that are specific to the reporting unit as well as industry and macroeconomic factors. After assessing those various factors, if it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity will need to proceed to the first step of the goodwill impairment test. Step 1 of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the Step 2 must be performed to measure the amount of the impairment loss, if any. The Company has adopted Accounting Standards Updates (“ASU”) 2017-04, simplifying the Test for Goodwill Impairment, which permits the Company to impair the difference between carrying amounts in excess of the fair value of the reporting unit as the reduction in goodwill. ASU 2017-04 eliminates the requirement in previous GAAP to perform Step 2 of the goodwill impairment test. The Company considers various factors in performing the qualitative test, including macroeconomic conditions, industry and market considerations, the overall financial performance of the Company’s reporting units, the Company’s share price and the excess amount or “cushion” between the Company reporting unit’s fair value and carrying value as indicated on the Company’s most recent quantitative assessment. The Company concluded that no impairment for goodwill was required for the six months ended December 31, 2021 and 2022.

Intangible Assets, Net – Intangible assets is composed of customer relationship, which is measured at fair value on initial recognition. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives.

Impairment of Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. The Company considers the events or changes in circumstances that may indicate the impairment of the Company’s long-lived assets, such as a significant decrease occurs in the market price of a long-lived asset (or asset group); a significant adverse change in the extent or manner in which a long-lived asset (or asset group) is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (or asset group), including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (or asset group); a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (or asset group); and a current expectation that, more likely than not, a long-lived asset (or asset group) will be sold or otherwise disposed of significantly before the end of its previously

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

estimated useful life. The Company concluded that there was no impairment for the long-lived assets for the six months ended December 31, 2021 and 2022.

Long-term Investments - ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance requires modified retrospective application to all outstanding instruments for fiscal years beginning after December 15, 2017, with a cumulative effect adjustment recorded to opening accumulated deficit as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value would be applied prospectively. The Company adopted the new financial instruments accounting standard from July 1, 2018.

-	Equity Investments with Readily Determinable Fair Values - Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

-	Equity Investments without Readily Determinable Fair Values - After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

-	Equity Investments Accounted for Using the Equity Method - The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company recorded no impairment loss on its equity method investment during the six months ended December 31, 2021 and 2022. The Company recorded investment income of ¥15,411 and ¥nil on its equity method investment in unconsolidated entity during the six months ended December 31, 2021 and 2022, respectively.

Business Combinations - The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations”. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the unaudited condensed consolidated interim statements of operation and comprehensive income (loss). During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the unaudited condensed consolidated interim statements of operation and comprehensive income (loss).

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In a business combination considered as a step acquisition, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the unaudited condensed consolidated interim statements of operation and comprehensive income (loss).

Non-controlling Interests - For the Company’s majority-owned subsidiaries, VIEs and subsidiaries of VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Company’s unaudited condensed consolidated interim balance sheets and have been separately disclosed in the Company’s unaudited condensed consolidated interim statements of operation and comprehensive income (loss) to distinguish the interests from that of the Company.

Revenue Recognition - In accordance with ASC 606, “Revenue from Contracts with Customers”, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

Disaggregation of Revenues

Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company’s revenues disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

The Company’s disaggregation of revenues for the six months ended December 31, 2021 and 2022 is disclosed in Note 26.

Automation Products and Software; Equipment, Accessories and Others

The Company generates revenues primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

The sale of automation products or specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide design or installation services to clients as there may be such obligation in contracts. The promises to transfer the goods and provision of services are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides wastewater treatment products and related service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue when products are delivered, on-site assistance services rendered, and acceptance reports are signed off by customers. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

The Company provides oily sludge disposal and treatment services to oilfield companies and generates revenue from treatment services of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Company recognizes revenue using output method, based on the percentage-of-completion method. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Platform Outsourcing Services

The Company provides online platform development, maintenance, and operation services to gas stations around different provinces in China to complete online transactions; and API (application programming interface) port export service and related maintain services to business cooperators of different industries that may have transactions in the refueling scenario during the service contract period. The Company considered these performance obligations to be indistinguishable contractual performance obligations. As the Company has no right to get the compensation for any performances completed while not accepted by its customers, the Company can only recognize revenue at a point in time, which is when the online transaction is completed. The Company’s services enable terminal users of different mobile apps run by its clients or cooperators to complete refueling in cash or online through different payment channels, when each transaction, including refueling and payment, is completed, the Company is entitled to charge with pre-settled rates of each transaction amount as service fee and recognize the underlying amount as revenue. Related fees are generally billed monthly, based on a per transaction basis.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

The Company’s contract balances include contract costs and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
Contract costs	¥33,858,820	¥27,747,782	$4,022,409
Contract liabilities	¥2,107,277	¥161,400	$23,397

Contract Costs, Net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

-	Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenues. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

-	Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Contract Liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

Performance Obligations - Performance obligations include delivery of products and provision of services. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract, and revenue for provision of services is recognized upon the service rendered. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenues, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the unaudited condensed consolidated interim statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of December 31, 2022. The amount of revenue recognized during the six months ended December 31, 2021 and 2022 that was previously included within contract liability balances was ¥7,339,616 and ¥1,901,277 ($275,615), respectively.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2022, the Company did calculation and the amount was not material as end of this fiscal year.

Share-Based Compensation - Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the valuation model estimated at the grant date based on the award’s fair value.

Research and Development Expenses - Research and development expenses relating to improving development efficiency and the quality of the Company’s products and services, including the design of downhole automation platform systems and chemical products used for waste water treatment, are expensed as incurred.

Shipping and Handling Costs - Shipping and handling cost incurred to ship products to customers are included in selling and distribution expenses. Shipping and handling expenses were ¥38,811 and ¥101,550 ($14,721) for the six months ended December 31, 2021 and 2022, respectively.

Leases - The Company follows FASB ASC No. 842, Leases (“Topic 842”). The Company leases office spaces and land use rights, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of December 31, 2022 and June 30, 2022.

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes. Deferred taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, and tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company has not been subject to any income taxes in the United States or the Cayman Islands.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of December 31, 2022 and June 30, 2022.

As of December 31, 2022, the tax years ended December 31, 2018 through December 31, 2022 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

Comprehensive Income (Loss) - Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in US$ to RMB is reported in other comprehensive income (loss) in the unaudited condensed consolidated interim statements of operations and comprehensive income (loss).

Earnings (Loss) per Share - Earnings (loss) per share (“EPS”) is computed by dividing net income (loss) by the weighted average number of Ordinary Shares outstanding. Diluted EPS are computed by dividing net income (loss) by the weighted-average number of Ordinary Shares and dilutive potential Ordinary Share equivalents outstanding. Potentially dilutive Ordinary Shares consist of Ordinary Shares issuable upon the conversion of ordinary share options, restricted shares and warrants (using the treasury share method).

The following table sets forth the computation of basic and diluted earnings per share for the six months ended December 31, 2021 and 2022:

	For the six months ended December 31,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net income (loss) attributable to Recon Technology, Ltd	¥111,357,510	¥(29,876,418)	$(4,330,985)

Denominator:
Weighted-average number of ordinary shares outstanding – basic	27,312,581	33,800,718	33,800,718
Outstanding options/warrants/convertible notes	10,393,622	10,536,433	10,536,433
Potentially dilutive shares from outstanding options/warrants/convertible notes	1,464,411	—	—
Weighted-average number of ordinary shares outstanding – diluted	28,776,992	33,800,718	33,800,718

Earnings (loss) per share – basic	¥4.08	¥(0.88)	$(0.13)
Earnings (loss) per share – diluted	¥3.87	¥(0.88)	$(0.13)

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Warrants - The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the unaudited condensed consolidated interim statements of operations.

Reclassification - Certain prior year amounts related to land use rights on the balance sheets and cash flows statements had been reclassified to conform to the current period presentation. These reclassifications have no effect on the results of operations previously reported.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The Board is issuing this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of U.S. GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this Update were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted this guidance on July 1, 2021 and the adoption of this ASU did not have a material impact on its unaudited condensed consolidated interim financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815 - 40)” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact ASU 2020-06 will have on its unaudited condensed consolidated interim financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated interim financial position, statements of operations and cash flows.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 4. TRADE ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
Third Parties	RMB	(Unaudited)	(Unaudited)
Trade accounts receivable	¥27,206,752	¥43,387,471	$6,289,588
Allowance for credit losses	(4,628,772)	(4,415,026)	(640,016)
Total third-parties, net	¥22,577,980	¥38,972,445	$5,649,572

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
Third Parties- long-term	RMB	(Unaudited)	(Unaudited)
Trade accounts receivable	¥4,983,698	¥1,304,721	$189,137
Allowance for credit losses	(4,983,698)	(1,304,721)	(189,137)
Total third-parties, net	¥—	¥—	$—

Net recovery of provision made for credit losses of accounts receivable due from third parties was ¥2,647,068 and ¥4,012,249 ($581,628) for the six months ended December 31, 2021 and 2022, respectively.

The decrease in allowance for credit losses of accounts receivable due from third parties was mainly resulted by the management’s efforts in collection receivables from our customers, and as the date of this report, approximately 47.7%, or ¥18.6 million ($2.7 million) of net outstanding balance as of December 31, 2022 has been collected as of the date of the report.

Movement of allowance for doubtful accounts is as follows:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
Beginning balance	¥9,315,427	¥9,612,470	$1,393,454
Charge to (reversal of) credit losses	153,329	(4,012,249)	(581,628)
Foreign currency translation adjustments	143,714	119,526	17,327
Ending balance	¥9,612,470	¥5,719,747	$829,153

NOTE 5. NOTES RECEIVABLE

Notes receivable represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which ranged from three to six months from the date of issuance. As of June 30, 2022 and December 31, 2022, notes receivable was ¥10,828,308 and ¥8,471,941 ($1,228,120), respectively. As of June 30, 2022 and December 31, 2022, no notes were guaranteed or collateralized. As of the date of this report, 36.2%, or ¥3.1 million ($0.4 million) have been subsequently collected, and the remaining balance is expected to be collected by June 2023.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 6. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
Third Party	RMB	(Unaudited)	(Unaudited)
Business advances to officers and staffs (A)	¥1,441,807	¥606,319	$87,894
Deposits for projects	3,259,236	1,895,762	274,816
VAT recoverable	437,095	424,668	61,561
Others	2,547,520	1,629,031	236,150
Subtotal	7,685,658	4,555,780	660,421
Less: Long term portion (B)	(1,564,381)	(620,000)	(89,877)
Allowance for credit losses	(619,444)	(1,168,576)	(169,401)
Other receivable - current portion	¥5,501,833	¥2,767,204	$401,143

(A)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.
(B)	Long-term portion are mainly tender deposits for large-scale projects or rental contracts. These funds may not be collected back until projects are finished or contracts are completed.

Net recovery of provision for credit losses of other receivables was ¥344,950 for the six months ended December 31, 2021. Provision for credit losses of other receivables was ¥549,132 ($79,604) for the six months ended December 31, 2022.

Movement of allowance for credit losses is as follows:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
Beginning balance	¥918,153	¥619,444	$89,797
Charge to (reversal of) credit losses	(294,644)	549,132	79,604
Less: write-off	(4,065)	—	—
Ending balance	¥619,444	¥1,168,576	$169,401

NOTE 7. LOANS TO THIRD PARTIES

Loans to third parties consisted of the following:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
Working fund to third party companies	¥50,383,822	¥98,156,205	$14,229,042
Less: Long term portion	—	(3,067,000)	(444,602)
Allowance for credit losses	—	—	—
Loans to third parties - current portion	¥50,383,822	¥95,089,205	$13,784,440

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Loans to third parties are mainly used for short-term funding to support the Company’s external business partners. Most of these loans bear interest or no interest and have terms of no more than one year, except one of the loans to third party has term of one and half year. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them. As the date of the report, approximately 4.8%, or ¥4.5 million ($0.7 million) was collected by the Company and the remaining part was expected to be paid in full by end of April 2024.

NOTE 8. CONTRACT COSTS, NET

Contract costs, net consisted of the following:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
Third Party	RMB	(Unaudited)	(Unaudited)
Contract costs	¥37,922,302	¥28,157,211	$4,081,761
Allowance for credit losses	(4,063,482)	(409,429)	(59,352)
Total contract costs, net	¥33,858,820	¥27,747,782	$4,022,409

As of December 31, 2022, total contracts costs, net amounted to ¥27,747,782 ($4,022,409), of which 10.3%, or ¥2.9 million ($0.4 million) have been subsequently realized as of the date of the report, and the remaining balance is expected to be utilized by December 2023.

Net recovery of provision for credit losses of contract was ¥2,676,267 and ¥3,751,575 ($543,841) for the six months ended December 31, 2021 and 2022, respectively. As the progress of these contracts was delayed by the COVID-19 pandemic previously, the Company records allowance for credit losses of contract cost according to its general accounting policy. Since the pandemic is relatively under control now, most of our projects has resumed their progress and the contract costs were realized, hence, resulted in a decrease in allowance for credit losses of contract cost. The Company will continue making great efforts to prevent any unrealizable of contract costs from third parties.

Movement of allowance for credit losses of contract costs is as follows:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
Beginning balance	¥4,548,910	¥4,063,482	$589,055
Reversal of credit losses	(552,008)	(3,751,575)	(543,841)
Charge to cost of sales	66,580	97,522	14,138
Ending balance	¥4,063,482	¥409,429	$59,352

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	December 31,	December 31,
	2021	2022	2022
		RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
Motor vehicles	¥5,312,274	¥5,176,174	$750,355
Office equipment and fixtures	1,442,395	1,447,214	209,793
Production equipment	31,102,055	30,884,566	4,477,127
Leasehold improvement	—	2,260,000	327,617
Total property and equipment	37,856,724	39,767,954	5,764,892
Less: accumulated depreciation	(11,614,250)	(12,895,003)	(1,869,302)
Less: Impairment for property and equipment	(768,312)	(768,312)	(111,377)
Property and equipment, net	¥25,474,162	¥26,104,639	$3,784,213
Construction in progress	¥239,739	¥267,571	$38,788

Depreciation expenses was ¥1,318,517 and ¥1,602,166 ($232,255) for the six months ended December 31, 2021 and 2022, respectively.

Loss from property and equipment disposal was ¥35,279 for the six months ended December 31, 2021. Gain from property and equipment disposal was ¥12,782 ($1,853) for the six months ended December 31, 2022.

NOTE 10. BUSINESS ACQUISITION AND INVESTMENT IN UNCONSOLIDATED ENTITY

(a)Step Acquisition of Future Gas Station (Beijing) Technology, Ltd (“FGS”)

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 487,057 restricted Class A Ordinary Shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel all of the Restricted Shares and without further payment. The Restricted Shares are also subject to lock-up period requirements that vary for each of FGS shareholders, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon has issued 487,057 Restricted Shares in total to the other shareholders of FGS in August 2018.

On September 24, 2019, the Company signed an extension agreement with FGS and the other shareholders of FGS to postpone the Agreement to provide extra period for FGS to further fulfill the goals mentioned on the supplemental agreement. During the original contract period, FGS adjusted its operation model with an advanced improvement of its mobile applications and business model. Objected user and average Gross Merchandise Volume (“GMV”) of FGS’ mobile applications have been exceeded. FGS will need an extension to deploy its business in more provinces to complete a goal of 200 more gas stations.

On March 17, 2020, the Company signed a new supplemental agreement with FGS and the other shareholders of FGS to extend another 12 months to February 2021 for FGS and its shareholders to fulfill the goals mentioned on the supplemental agreement.

As of December 31, 2020, the Company owned 43% of the equity interests of FGS. The investments are accounted for using the equity method because the Company has significant influence, but no control of FGS.

On February 8, 2021, and pursuant to FGS’ shareholder meeting resolution dated January 13, 2021 (“Acquisition Date”), two of the Company’s subsidiaries entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS, as an exchange for waiver of the requirement on FGS’ performance goal about the number of gas stations and cancellation of the related lock-up terms on the 487,057 Restricted Shares of the Company (reflecting the effect of one-for-five reverse share split) issued per the agreement signed on August 21, 2018. FGS failed to complete one of the

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

three goals set up in the investment agreement. As a consequence, the Company shall cancel one third of the 487,057 Restricted Shares, which shall be 162,352 Restricted Shares. According to this new arrangement, the Company waived the goals and cancellation of the shares as a deemed consideration of the 8% equity. Based on the share price $1.61 on January 13, 2021, the fair value of the waived performance goal equals to ¥1,689,807 ($261,667). As a result, the Company owns 51% interest of FGS and this transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of ¥979,254 arising from revaluation of previously held equity interest was recognized during the year ended June 30, 2021.

The Company retained independent appraisers to advise management in the determination of the fair value of customers relationship and goodwill. The values assigned in these financial statements represent management’s best estimate of fair values as of the Acquisition Date. The carrying value of other assets and liabilities other than customer relationship and goodwill, are approximate at their fair value as of the Acquisition Date.

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

	RMB	U.S. Dollars
Cash	¥471,843	$68,400
Trade accounts receivable, net	831,049	120,472
Other receivables, net	144,285	20,916
Contract costs, net	75,250	10,908
Prepaid expenses	91,132	13,211
Property and equipment, net	118,130	17,125
Intercompany receivables*	6,850,000	992,998
Intangible assets- customer relationship	7,000,000	1,014,743
Goodwill	6,996,895	1,014,293
Trade accounts payable	(1,032,078)	(149,613)
Other payables	(1,273,182)	(184,565)
Other payable- related parties	(479,959)	(69,576)
Deferred revenue	(39,786)	(5,768)
Accrued payroll and employees’ welfare	(1,629,519)	(236,220)
Taxes payable	(64,253)	(9,314)
Deferred tax liability	(1,050,000)	(152,213)
Total	¥17,009,807	$2,465,797

Cash considerations	—	—
Deemed equity consideration to acquire 8% equity interest in FGS	1,689,807	244,960
Fair value of previously held equity interest	30,530,000	4,425,728
Non-controlling interest	34,790,000	5,043,272
Capital contribution receivable due from non-controlling Interest	(50,000,000)	(7,248,163)
Total	¥17,009,807	$2,465,797

*Intercompany receivables from Nanjing Recon and BHD are eliminated upon consolidation.

The noncontrolling interest has been recognized at fair value net with subscription receivable on the acquisition date.

Goodwill and intangible assets

The excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill. The goodwill is not expected to be deductible for tax purposes. In conjunction with the preparation of our consolidated financial statement for year ended June 30, 2022, the management performed evaluation on the impairment of goodwill and recorded an impairment loss on goodwill of ¥2,266,893 for the year ended June 30, 2022.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The identifiable goodwill acquired and the carrying value as of December 31, 2022 is as follows:

	Fair Value
	RMB	U.S. Dollars
	(Unaudited)	(Unaudited)
Goodwill	¥6,996,895	$1,014,292
Less: impairment	(2,266,893)	(328,616)
The carrying value of goodwill as of December 31, 2022	¥4,730,002	$685,676

The fair value of identified intangible assets, which is customer relationship, and its estimated useful lives as of December 31, 2022 is as follows:

			Average
			Useful Life
	Fair Value		(in Years)
	RMB	U.S. Dollars
	(Unaudited)	(Unaudited)
Intangible assets - customer relationship	¥7,000,000	$1,014,743	10
Less: accumulated amortization	(1,400,000)	(202,949)
Total intangible assets, net as of December 31, 2022	¥5,600,000	$811,794

The amortization expense of customer relationship was ¥350,000 and ¥350,000 ($50,737) for the six months ended December 31, 2021 and 2022, respectively.

(b)Investment in Starry Blockchain Energy Pte. Ltd. (“Starry”)

On June 3, 2021, Company entered into a share exchange agreement (the “Agreement”) with Starry, an innovative blockchain and sustainable energy technological company, and the controlling shareholders of Starry (the “Starry Controlling Shareholders”) to acquire 30% of the equity interest in Starry. Pursuant to the terms of the Agreement, the signing parties agreed that the value of 30% of the equity interest in Starry is $3,000,000. As consideration to acquire Starry’s 30% equity interest, the Company issued 316,345 unregistered, restricted Class A Ordinary Shares, based on $9.48 per share, the average closing price in the 30 trading days prior to signing this Agreement, to the Starry Controlling Shareholders. Fair value of the shares issued on the investment date, which was June 3, 2021, was ¥27,675,450, or $4,327,600, based on the closing price of $13.80 per share. On November 10, 2021, this investment agreement was terminated based on a mutual decision and the 316,345 unregistered, restricted Class A Ordinary Shares was subsequently cancelled on December 10, 2021. The Company recorded an investment income of ¥15,411 during the six months ended December 31, 2021. On November 10, 2021, the Company signed a service agreement with Starry, and as the service consideration, the Company issued 500,000 restricted Class A Ordinary Shares to Starry (See Note 19).

NOTE 11. LEASES

The Company leases office spaces and land use rights under non-cancelable operating leases, with terms ranging from one to fifty years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The table below presents the operating lease related assets and liabilities recorded on the balance sheets:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
Rights of use lease assets, net	¥6,666,759	¥5,038,871	$730,451

Operating lease liabilities – current	3,892,774	3,705,420	537,150
Operating lease liabilities – non-current	2,184,635	752,821	109,131
Total operating lease liabilities	¥6,077,409	¥4,458,241	$646,281

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2022:

		December 31,
	June 30,	2022
	2022	(Unaudited)
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	16.18	15.31
Weighted average discount rate	5.0%	5.0%

Operating lease costs and short-term lease costs for the six months ended December 31, 2021 were ¥1,737,384 and ¥316,099, respectively.

Operating lease costs and short-term lease costs for the six months ended December 31, 2022 were ¥1,694,074 ($245,578) and ¥480,040 ($69,588), respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2022:

	RMB	U.S. Dollars
	(Unaudited)	(Unaudited)
Remainder of 2023	¥2,343,837	$339,770
2024	2,222,504	322,182
Total lease payments	4,566,341	661,952
Less: imputed interest	(108,100)	(15,671)
Present value of lease liabilities	4,458,241	646,281
Less: operating lease liabilities – current	3,705,420	537,150
Operating lease liabilities – non-current	¥752,821	$109,131

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 12. OTHER PAYABLES

Other payables consisted of the following:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
Third Parties	RMB	(Unaudited)	(Unaudited)
Professional service fees	¥2,061,016	¥711,724	$103,174
Distributors and employees	1,009,307	939,060	136,129
Accrued expenses	206,045	207,329	30,055
Others	257,550	266,969	38,701
Total	¥3,533,918	¥2,125,082	$308,059

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
Related Parties	RMB	(Unaudited)	(Unaudited)
Expenses paid by the major shareholders	¥1,396,419	¥1,675,182	$242,840
Due to family members of the owners of BHD and FGS	590,159	545,159	79,028
Due to management staff for costs incurred on behalf of the Company	253,557	250,927	36,375
Total	¥2,240,135	¥2,471,268	$358,243

NOTE 13. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
VAT payable	¥1,741,972	¥2,349,706	$340,621
Income tax payable	440,030	440,030	63,788
Other taxes payable	28,956	95,188	13,799
Total taxes payable	¥2,210,958	¥2,884,924	$418,208

NOTE 14. BANK LOANS

Short-term bank loans consisted of the following:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
Beijing Rural Commercial Bank (1)	¥10,000,000	¥10,000,000	$1,449,633
Total short-term bank loans	¥10,000,000	¥10,000,000	$1,449,633

(1)	On April 13, 2022, the Company entered into a loan agreement with Beijing Rural Commercial Bank to borrow ¥ 5,600,000 ($811,795) as working capital for one year, which will be due on April 12, 2023. On April 13, 2022, the Company entered into a loan agreement with Beijing Rural Commercial Bank to borrow ¥ 4,400,000 ($637,838) as working capital for one year, which will be due on May 12, 2023. All these loan bears a fixed interest rate of 4.6% per annum. These loans are guaranteed by one of the founders of the Company and he also pledged self-owned housing property with carrying value of approximately ¥17.6 million (approximately $2.5 million) as collateral for these loans.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Interest expense for short-term bank loans was ¥262,259 and ¥227,918 ($33,040) for the six months ended December 31, 2021 and 2022, respectively.

Long-term bank loan consisted of the following:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
Bank of Kunlun (2)	¥—	¥1,000,000	$144,963
Total long-term bank loan	¥—	¥1,000,000	$144,963

(2)	On August 31, 2022, the Company entered into a loan agreement with Bank of Kunlun to borrow up to ¥2,900,000 ($420,393) as working capital for eighteen months, with a maturity date of February 29, 2024. The loan has a fixed interest rate of 6.0% per annum. The Company made a withdrawal in an amount of ¥1,000,000 ($144,963) on August 31, 2022. The loan is guaranteed by the non-controlling shareholder of Gan Su BHD. The Company also pledged the accounts receivable from the contracts the Company entered into with CNPC as collateral for this loan, and the total value of the contracts are approximately ¥6.5 million (approximately $1.0 million).

Interest expense for long-term bank loan was ¥nil and ¥16,972 ($2,460) for the six months ended December 31, 2021 and 2022, respectively.

NOTE 15. SHORT-TERM BORROWINGS DUE TO RELATED PARTIES

Short-term borrowings due to related parties consisted of the following:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
Short-term borrowings due to related parties:	RMB	(Unaudited)	(Unaudited)
Short-term borrowing from a founder, 4.35% annual interest, due on November 17, 2022*	¥4,006,767	¥—	$—
Short-term borrowing from a founder, 4.35% annual interest, due on December 26, 2022*	5,002,389	—	—
Short-term borrowing from a founder, 3.65% annual interest, due on December 26, 2023	—	10,005,069	1,450,367
Total short-term borrowings due to related parties	¥9,009,156	¥10,005,069	$1,450,367

*    The Company repaid the loans in full on maturity date.

No short-term borrowings due to related parties were guaranteed or collateralized as of June 30, 2022 and December 31, 2022.

Interest expense for short-term borrowings due to related parties were ¥193,442 and ¥142,725 ($20,690) for the six months ended December 31, 2021 and 2022, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 16. LONG-TERM BORROWINGS DUE TO RELATED PARTY

Long-term borrowings due to related party consisted of the following:

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
Long-term borrowings due to related party:	RMB	(Unaudited)	(Unaudited)
Long-term borrowing from a founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥6,510,606	¥6,031,911	$874,405
Less: current portion	(999,530)	(1,041,981)	(151,049)
Total long-term borrowings due to related party	¥5,511,076	¥4,989,930	$723,356

No long-term borrowings due to related parties were guaranteed or collateralized as of June 30, 2022 and December 31, 2022.

Interest expense for long-term borrowings due to related party was ¥318,735 and ¥278,116 ($40,317) for the six months ended December 31, 2021 and 2022, respectively.

The future maturities of long-term borrowings due to related party as of December 31, 2022 are as follows:

	RMB	U.S. Dollars
Twelve months ending December 31,	(Unaudited)	(Unaudited)
2023	¥1,041,981	$151,049
2024	1,114,243	161,524
2025	1,217,558	176,501
2026	1,330,452	192,867
2027	1,327,677	192,464
Total	¥6,031,911	$874,405

NOTE 17. CLASS A ORDINARY SHARES

Share offering

On December 10, 2019, the Company’s Board approved to effect a one-for-five reverse share split of its Class A Ordinary Shares (the “Reverse Share Split”) with the market effective date of December 27, 2019, such that the number of the Company’s Class A Ordinary Shares is decreased from 100,000,000 to 20,000,000 and the par value of each Class A Ordinary Share is increased from US$0.0185 to US$0.0925 (¥0.62). As a result of the Reverse Share Split, each five pre-split Class A Ordinary Shares outstanding were automatically combined and converted to one issued and outstanding Class A Ordinary Share without any action on the part of the shareholder. No fractional Class A Ordinary Shares were issued to any shareholders in connection with the reverse share split. Each shareholder was entitled to receive one Class A Ordinary Share in lieu of the fractional share that would have resulted from the reverse share split. As of December 26, 2019 (immediately prior to the effective date), there were 23,049,639 Class A Ordinary Shares outstanding, and the number of Class A Ordinary Shares outstanding after the Reverse Share Split is 4,611,720, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Share Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of Class A Ordinary Shares into which the options and other securities are exercisable by 5 and multiplying the exercise price thereof by 5, as a result of the Reverse Share Split.

On April 5, 2021, the Company held its annual general meeting of shareholders (the “Annual Meeting”) for the fiscal year ended June 30, 2020. At the Annual Meeting, the Company’s shareholders approved a special resolution that the authorized share capital of the Company be amended from US$1,850,000 divided into 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to US$15,725,000 divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 (¥0.62) each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 (¥0.62) each. The change from Ordinary Shares to Class A Ordinary Shares is reflected with the NASDAQ Capital Market and in the marketplace at the open of business on April 12, 2021, whereupon the Class A Ordinary Shares began trading. The Company’s Class A Ordinary Shares will continue to trade on the NASDAQ Capital Market under the symbol “RCON” and under the CUSIP Number of G7415M124. Holders of Class A Ordinary

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company.

On June 14, 2021, the Company and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 6,014,102 Class A Ordinary Shares, par value $0.0925 per share and 2,800,000 pre-funded warrants (the “Pre-Funded Warrants”) to purchase Class A Ordinary Shares in a registered direct offering, and warrants to purchase up to 8,814,102 Class A Ordinary Shares (the “Warrants”) in a concurrent private placement, for gross proceeds of approximately $55.0 million (the “Offering”) before deducting the placement agent’s fees and other offering expenses in an aggregate amount of ¥30,408,264, or $4.7 million.

The following table summarizes the Company’s Pre-Funded Warrants activities and status of Pre-Funded Warrants as of December 31, 2022:

		Weighted	Average
		Average	Remaining
	Pre-Funded	Exercise Price	Period
Pre-Funded Warrants	Warrants	Per Share	(Years)
Outstanding as of June 30, 2021	1,470,000	$0.01	5.46
Issued	—	—	—
Forfeited	—	—	—
Exercised	(1,470,000)	$0.01	—
Expired	—	—	—
Outstanding as of June 30, 2022	—	$—	—
Issued	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of December 31, 2022	—	$—	—

Appropriated Retained Earnings

According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the companies. As of June 30, 2022 and December 31, 2022, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($601,442), respectively.

NOTE 18. ORDINARY SHARES PURCHASE WARRANTS ISSUED TO INVESTORS

In May and June 2020, the Company consummated two offerings. In connection with the offering, the Company issued to the investors warrants to purchase an aggregate of 911,112 Class A ordinary shares at an exercise price of $2.25 per Class A ordinary share, which was amended to $1.25 per Class A ordinary share on the second offering on June 30, 2020. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on May 26, 2020 and expire on November 25, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,689,389. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.40%), (2) expected warrant life of 5.5 years, (3) expected volatility of 99.50%, and (4) expected dividend yield of 0. As of June 30, 2021, all warrants were exercised and all the underlying shares were issued.

In June 2020, the Company issued to the investors warrants to purchase an aggregate of 1,680,000 Class A ordinary shares at an exercise price of $1.25 per Class A ordinary share. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on June 30, 2020 and expire on December 30, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,639,333. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.35%), (2) expected warrant life of 5.5 years, (3) expected volatility of 104.26%, and (4) expected dividend yield of 0. As of June 30, 2021, all warrants were exercised.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In June 2021, the Company issued to some institutional investors warrants to purchase an aggregate of up to 8,814,102 Class A Ordinary Shares. The warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with FASB ASC 480. Warrant liability is classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the warrants at $34,860,000. During the period from June 14, 2021 (date of initial measurement) through June 30, 2021, there was change in fair value of warrant liability in an aggregate amount of $5,340,000 recorded as a part of offset to the Company’s net loss for the year. As of June 30, 2021, the fair value of the warrant liability was $29,520,000. As of June 30, 2022 and December 31, 2022, the fair value of the warrant liability was $2,490,000 and $5,370,000 (¥37,043,871). During the six months ended December 31, 2021 and 2022, there was change in fair value of warrant liability in an aggregate amount of $22,880,000 and $2,880,000, respectively.

The key inputs into the Black-Scholes model were as follows at their measurement dates:

			June 14, 2021
	December 31,	June 30,	(Initial
Input	2022	2022	measurement)
Share price	1.26	$0.66	5.01
Risk-free interest rate	4.11%	3.00%	0.90%
Volatility	108%	109%	111%
Exercise price	6.24	6.24	6.24
Warrant life	3.96 years	4.46 years	5.50 years

The following table presents information about the Company’s warrants that were measured at fair value on a recurring basis as of June 30, 2022 and December 31, 2022, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

		Quoted Prices In	Significant Other	Significant Other
	June 30,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability	$2,490,000	$—	$—	$2,490,000

		Quoted Prices In	Significant Other	Significant Other
	December 31,	Active Markets	Observable Inputs	Unobservable Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
Description	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities:
Warrant liability	$5,370,000	$—	$—	$5,370,000

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The following table summarizes the Company’s Warrants activities and status of Warrants as of December 31, 2022:

		Weighted	Average
		Average	Remaining
		Exercise Price	Period
Warrants	Warrants	Per Share	(Years)
Outstanding as of June 30, 2021	8,814,102	$6.24	5.46
Issued	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2022	8,814,102	$6.24	4.46
Issued	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of December 31, 2022	8,814,102	$6.24	3.96

NOTE 19. SHARE-BASED COMPENSATION

Share-Based Awards Plan

The following is a summary of the share options activity:

		Weighted
		Average
		Exercise Price
Share Options	Shares	Per Share
Outstanding as of June 30, 2021	109,520	$10.02
Granted	—	—
Forfeited	(29,520)	14.80
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2022	80,000	$8.25
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of December 31, 2022	80,000	$8.25

The following is a summary of the status of options outstanding and exercisable as of December 31, 2022:

Outstanding Options			Exercisable Options
		Average			Average
		Remaining			Remaining
Average Exercise		Contractual	Average Exercise		Contractual
Price	Number	life (Years)	Price	Number	life (Years)
$8.25	80,000	2.09	$8.25	80,000	2.09
80,000

The Share-based compensation expense recorded for stock options granted were both ¥Nil for the six months ended December 31, 2021 and 2022, respectively. No unrecognized share-based compensation for stock options as of December 31, 2022.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Restricted Shares to Senior Management

As of December 31, 2022, the Company has granted restricted Class A Ordinary Shares to senior management and employees as follows:

On August 21, 2018, the Company granted 391,200 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $2,523,240 based on the closing share price $6.45 at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. All granted shares under this plan are fully vested on September 3, 2021.

On February 28, 2022, the Company granted 1,642,331 Class A shares to its employees as compensation cost for awards. The fair value of the restricted shares was $1,708,024 based on the closing share price $1.04 at February 28, 2022.These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. No shares under this plan are vested as the date of this report.

128,672 and nil restricted Class A restricted shares were issued and outstanding for the six months ended December 31, 2021 and 2022, respectively, for all the plans mentioned above.

As of December 31, 2022, the Company has granted restricted Class B Ordinary Shares to senior management as follows:

On December 5, 2021, the Company granted 2,500,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $4,175,000 based on the fair value of the share price $1.67 at December 5, 2021. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on December 5, 2021.

On February 28, 2022, the Company granted 1,600,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $1,694,000 based on the fair value of share price $1.06 at February 28, 2022. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on February 28, 2022.

2,500,000 and nil restricted Class B restricted shares were issued and outstanding for the six months ended December 31, 2021 and 2022, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for management was ¥27,375,871 and ¥1,796,417 ($260,414) for the six months ended December 31, 2021 and 2022, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management and employees as of December 31, 2022 was approximately ¥8.5 million ($1.2 million), which is expected to be recognized over a weighted average period of approximately 2.16 years.

Restricted Shares for service

As of December 31, 2022, the Company has granted restricted Class A Ordinary Shares to consultant as follows:

On November 10, 2021, the Company signed a service agreement with Starry. As the service consideration, the Company should issue 500,000 restricted Class A Ordinary Shares which vested in equal monthly amounts through the end of December 31, 2021. Half of the restricted Class A Ordinary Shares was valued based on the closing share price of $1.60 on December 10, 2021 and the other half was valued based on the closing share price of $1.31 on December 31, 2021. 250,000 restricted Class A Ordinary Shares were issued on December 10, 2021 and the remaining 250,000 restricted Class A Ordinary Shares were issued in January 2022.

On January 5, 2022, the Company signed a consulting agreement with Lintec Information Ltd (the “Consultant”). As the service consideration, the Company issued 1,050,000 restricted Class A Ordinary Shares with a value of $1,354,500 based on the closing share price of $1.29 on January 5, 2022 to the Consultant on January 5, 2022 as payment for being the Company’s investment and financial advisor for a period of one year. The vesting period of these shares was one year from the date of contract. All of the restricted shares were issued under this plan on January 5, 2022 and all of the granted shares under this plan was vested as of December 31, 2022.

250,000 and nil restricted Class A restricted shares were issued and outstanding for the six months ended December 31, 2021 and 2022, respectively, for all the plans mentioned above.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The share-based compensation expense recorded for restricted shares issued for service was ¥4,631,063 and ¥4,304,857 ($624,046) for the six months ended December 31, 2021 and 2022, respectively. The total unrecognized share-based compensation expense of restricted shares issued for service as of December 31, 2022 was ¥nil.

Following is a summary of the restricted shares granted:

Restricted share grants	Shares
Non-vested as of June 30, 2021	130,400
Granted	7,292,331
Vested	(5,255,400)
Non-vested as of June 30, 2022	2,167,331
Granted	—
Vested	(525,000)
Non-vested as of December 31, 2022	1,642,331

The following is a summary of the status of restricted share at December 31, 2022:

Outstanding Restricted Shares
		Average
		Remaining
Fair Value per		Amortization
Share	Number	Period (Years)
$1.04	1,642,331	2.16
	1,642,331

NOTE 20. INCOME TAX

The Company is not subject to any income taxes in the United States or the Cayman Islands and had minimal operations in jurisdictions other than the PRC. BHD and Nanjing Recon are subject to PRC’s income taxes as PRC domestic companies. The Company follows Implementing Rules for the Enterprise Income Tax Law (“Implementing Rules”), which took effect on January 1, 2008 and unified the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

Nanjing Recon was approved as a government-certified high-technology company and is subject to a reduced income tax rate of 15% through November 30, 2019. Nanjing Recon reapplied for a high-technology company certificate, and the new certificate was approved as November 22, 2019 and will expire on November 22, 2022. Nanjing Recon reapplied for a high-technology company certificate, and the new certificate was approved as October 12, 2022 and will expire on October 12, 2025.

As approved by the domestic tax authority in the PRC, BHD was recognized as a government-certified high-technology company on November 25, 2009 and is subject to a reduced income tax rate of 15% through November 25, 2018. BHD reapplied for a high-technology company certificate, and the new certificate was approved as October 31, 2018 and expired on October 31, 2021. BHD reapplied for a high-technology company certificate, and the new certificate was approved as December 17, 2021 and will expire on December 17, 2024.

Income (loss) before provision for income taxes consisted of:

	For the six months ended December 31,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Outside China areas	¥111,262,428	¥(32,395,145)	$(4,696,108)
China	224,203	2,531,634	366,994
Total	¥111,486,631	¥(29,863,511)	$(4,329,114)

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Deferred tax assets, net is composed of the following:

	June 30,	December 31,	June 30,
	2022	2022	2022
		RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
Deferred tax assets:
Allowance for credit losses	¥1,781,573	¥742,481	$107,632
Impairment for inventory	59,913	51,745	7,501
Net operating loss carryforwards	16,511,047	17,979,524	2,606,369
Subtotal	18,352,533	18,773,750	2,721,502
Less: Valuation allowance	(17,193,874)	(17,653,971)	(2,559,176)
Total deferred tax assets, net	1,158,659	1,119,779	162,326
Deferred tax liabilities:
Accelerated amortization of intangible assets	(119,271)	(132,891)	(19,264)
Gain on the previously held equity method investment	(146,888)	(146,888)	(21,293)
Recognition of customer relationship arising from business combinations	(892,500)	(840,000)	(121,769)
Total deferred tax liabilities	(1,158,659)	(1,119,779)	(162,326)
Deferred tax assets, net	¥—	¥—	$—

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred a cumulative net operating loss (“NOL”) which may reduce future corporate taxable income. As of June 30, 2022, the cumulative NOL was approximately ¥94.6million. During the six months ended December 31, 2022, the Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred an additional NOL carryforwards of approximately ¥8.3 million ($1.2 million), resulting in a cumulative NOL carryforwards of approximately ¥102.9 million ($14.9 million) as of December 31, 2022.

The NOL will expire over the next five years as follows:

	RMB	U.S. Dollars
Twelve months ending December 31,	(Unaudited)	(Unaudited)
2023	¥13,146,922	$1,905,821
2024	10,484,902	1,519,925
2025	19,617,124	2,843,762
2026	32,533,742	4,716,197
2027	27,137,905	3,933,999
Total	¥102,920,595	$14,919,704

The Company’s income tax expense is comprised of the following:

	For the six months ended December 31,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Current income tax provision	¥2,889	¥9,180	$1,331
Deferred income tax provision	104,315	—	—
Expense for income tax	¥107,204	¥9,180	$1,331

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 21. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2022
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,805,000	¥—	¥—	¥6,656,000	$993,771
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	(48,870,000)	(7,296,511)
Unappropriated retained earnings (deficit)	3,477,493	3,616,001	(4,972,129)	(1,520,225)	(893,405)	(292,265)	(43,635)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	(30,703)	(4,584)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	34,790,000	5,194,303
Total non-controlling interests	¥5,109,643	¥3,804,148	¥(167,129)	¥(1,520,225)	(14,973,405)	¥(7,746,968)	$(1,156,656)

	As of December 31, 2022
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Paid-in capital	¥1,651,000	¥200,000	¥4,805,000	¥—	¥—	¥6,656,000	$964,875
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	(48,870,000)	(7,084,354)
Unappropriated retained earnings (deficit)	3,477,493	4,184,740	(5,512,944)	(1,541,330)	(896,497)	(288,538)	(41,826)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	(30,703)	(4,451)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	34,790,000	5,043,272
Total non-controlling interests	¥5,109,643	¥4,372,887	¥(707,944)	¥(1,541,330)	(14,976,497)	¥(7,743,241)	$(1,122,484)

NOTE 22. CONCENTRATIONS

Credit risk

As of June 30, 2022 and December 31, 2022, approximately ¥20.3 million and ¥58.2 million ($8.4 million) of the Company’s cash was on deposit at financial institutions in the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥17.8 million and ¥54.0 million ($7.8 million) as of June 30, 2022 and December 31, 2022, respectively. As of June 30, 2022 and December 31, 2022, approximately ¥297.2 million and ¥211.5 million ($30.7 million) of the Company’s cash was on deposit at financial institutions in the Hong Kong, respectively. Per Hong Kong regulations, the maximum insured bank deposit amount is HKD 500,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥296.8 million and ¥209.4 million ($30.4 million) as of June 30, 2022 and December 31, 2022, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Customer concentration risk

For the six months ended December 31, 2021, CNPC represented 48%, SINOPEC represented 26%, and another customer represented 14% of the Company’s total revenue, respectively. At December 31, 2021, CNPC accounted for 54%, SINOPEC represented 13% and another customer accounted for 13% of the Company’s trade accounts receivable, net, respectively.

For the six months ended December 31, 2022, CNPC represented 41%, SINOPEC represented 31%, and another customer represented 10% of the Company’s total revenue, respectively. At December 31, 2022, CNPC accounted for 43%, SINOPEC represented 18% and another customer accounted for 14% of the Company’s trade accounts receivable, net, respectively.

NOTE 23. COMMITMENTS AND CONTINGENCY

(a)   Contingency

Severance payments

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of December 31, 2022, the Company estimated its severance payments of approximately ¥7.4 million ($1.1 million) which has not been reflected in its unaudited condensed consolidated interim financial statements, because management cannot predict what the actual payment, if any, will be in the future.

Legal contingencies

On December 1, 2021, Henan Puxinfangfu Construction Engineering Co., Ltd. (“the Plaintiff”) submitted a Civil Complaint to the People’s Court of Suzhou District, Jiuquan City, Gansu Province (the “Court”) against Gan Su BHD. The complaint requested that Gan Su BHD shall make the compensation to the Plaintiff for the outstanding trade payable plus the interest, and the litigation fee in this case shall be borne by Gan Su BHD. The Plaintiff also applied for property preservation before litigation to preserve the bank account of the Company. On December 1, 2021, the Court issued a judgement and approximately ¥0.7 million ($0.1 million) of Gan Su BHD’s bank balance was became restricted for one year. On April 7, 2022 and June 9, 2022, the Court issued first and second judgement which stated that the case to transfer to Yumen People’s Court for jurisdiction. As of December 31, 2022, Gan Su BHD recorded ¥1.82 million (approximately $0.3 million) trade account payable due to the Plaintiff, and the compensation claimed by the Plaintiff was approximately ¥2.0 million (approximately $0.3 million). On January 9, 2023, the People’s Court of Yumen City, Gansu Province issued its civil judgement, pursuant to which the Company is required to pay the Plaintiff a settlement payment totaling approximately ¥1.8 million (approximately $0.3 million), including the money compensation and interests.

(b)   Purchase commitment

The total future minimum purchase commitment under the non-cancellable purchase contracts as of December 31, 2022 are payable as follows:

	RMB	U.S. Dollars
Twelve months ending December 31,	(Unaudited)	(Unaudited)
2023	¥22,135,714	$3,208,865
2024	300,000	43,489
2025	300,000	43,489
Total minimum payments required	¥22,735,714	$3,295,843

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(c) Office Leases Commitment - short term

The Company entered into several non-cancellable operating lease agreements for office spaces. Future payments under such leases were included in lease liabilities as disclosed in Note 11, other than those within under lease agreements within one year which are disclosed as follows as of December 31, 2022:

	RMB	U.S. Dollars
Twelve months ending December 30,	(Unaudited)	(Unaudited)
2023	¥764,700	$110,853
Total	¥764,700	$110,853

NOTE 24. RELATED PARTY TRANSACTIONS AND BALANCES

Prepaid expenses - related parties – prepaid expenses - related parties consisted of the following:

		December 31, 2022	December 31, 2022
	June 30, 2022	RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
Founders	¥275,000	¥—	$—
Founders’ family member	—	—	—
Total prepaid expenses - related parties	¥275,000	¥—	$—

Leases from related parties - The Company has various agreements for the lease of office space owned by the founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥94,167 ($13,652)with annual rental expense at ¥1.1 million ($0.20 million).

The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	One of the founders	April 1, 2022 - March 31, 2024	¥40,000	$5,799
BHD	One of the founders	January 1, 2023- Dec 31, 2023	31,667	4,591
BHD	One of the founders	January 1, 2023- Dec 31, 2023	22,500	3,262

As of June 30, 2022, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥765,241 and ¥765,241, respectively.

As of December 31, 2022, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥553,226 ($80,197) and ¥553,226 ($80,197), respectively.

Guarantee/collateral related parties – The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans (see Note 14).

NOTE 25. VARIABLE INTEREST ENTITIES

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs and their subsidiaries with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Summary information regarding consolidated VIEs and their subsidiaries is as follows:

	June 30, 2022	December 31, 2022	December 31, 2022
		RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash	¥18,033,666	¥49,727,112	$7,102,772
Restricted cash	723,560	730,060	105,832
Notes receivable	10,828,308	8,471,941	1,228,120
Trade accounts receivable, net	22,577,980	38,972,445	5,649,572
Inventories, net	3,894,369	4,941,662	716,359
Other receivables, net	5,500,981	2,502,247	362,734
Loans to third parties	30,270,563	33,418,403	4,844,440
Purchase advances, net	178,208	554,700	80,411
Contract costs, net	33,858,820	27,747,782	4,022,409
Prepaid expenses	165,120	158,498	22,976
Prepaid expenses- related parties	275,000	—	—
Total current assets	126,306,575	167,224,850	24,135,625

Property and equipment, net	25,474,162	26,104,639	3,784,213
Construction in progress	239,739	267,571	38,788
Intangible assets, net	5,950,000	5,600,000	811,794
Long-term other receivables, net	1,564,381	620,000	89,877
Long-term loan to a third party	—	3,067,000	444,602
Goodwill	4,730,002	4,730,002	685,676
Operating lease right-of-use assets	6,666,759	5,038,871	730,451
Total Assets	¥170,931,618	¥212,652,933	$30,721,026

LIABILITIES
Short-term bank loans	¥10,000,000	¥10,000,000	$1,449,633
Trade accounts payable	12,826,108	12,956,285	1,878,185
Other payables	1,469,761	1,419,624	205,793
Other payable- related parties	1,061,081	1,260,100	182,668
Contract liabilities	2,107,277	161,400	23,397
Accrued payroll and employees’ welfare	1,213,040	1,093,689	158,545
Intercompany payables*	194,373,010	238,313,051	34,546,635
Taxes payable	2,211,190	2,885,155	418,241
Short-term borrowings - related parties	9,009,156	10,005,069	1,450,367
Long-term borrowings - related party - current portion	999,530	1,041,981	151,049
Operating lease liabilities - current	3,892,774	3,705,420	537,150
Total current liabilities	239,162,927	282,841,774	41,001,663

Operating lease liabilities - non-current	2,184,635	752,821	109,131
Long-term bank loan	—	1,000,000	144,963
Long-term borrowings - related party	5,511,076	4,989,930	723,356
Deferred tax liability	187,972	187,972	27,249
Total Liabilities	¥247,046,610	¥289,772,497	$42,006,362

*Intercompany payables are eliminated upon consolidation.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The financial performance of VIEs and their subsidiaries reported in the unaudited condensed consolidated interim statement of operations and comprehensive income for the six months ended December 31, 2021 includes revenues of ¥54,411,724, operating expenses of ¥8,975,330, and net income of ¥841,261. The financial performance of VIEs and their subsidiaries reported in the unaudited condensed consolidated interim statement of operations and comprehensive income for the six months ended December 31, 2022 includes revenues of ¥45,559,591 ($6,604,466), operating expenses of ¥11,643,918 ($1,687,940), and net income of ¥2,974,474 ($431,189).

NOTE 26. SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has four operating segments: automation product and software, equipment and accessories, oilfield environmental protection and platform outsourcing services.

The following tables present summary information by segment for the six months ended December 31, 2021 and 2022, respectively:

	For the six months ended December 31,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Automation product and software	¥23,859,815	¥19,055,227	$2,762,307
Equipment, accessories and others	6,187,975	9,730,859	1,410,617
Oilfield environmental protection	19,735,430	12,789,684	1,854,034
Platform Outsourcing Services	4,628,504	3,983,821	577,508
Total revenue	¥54,411,724	¥45,559,591	$6,604,466

	For the six months ended December 31, 2022
	Automation	Equipment,	Oilfield	Platform
	product and	accessories	environmental	outsourcing
	software	and others	protection	services	Total

	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	¥19,055,227	¥9,730,859	¥12,789,684	¥3,983,821	¥45,559,591
Cost of revenue and related tax	14,955,185	6,254,015	9,988,100	1,230,472	32,427,772
Gross profit	¥4,100,042	¥3,476,844	¥2,801,584	¥2,753,349	¥13,131,819
Depreciation and amortization	¥524,970	¥358,954	¥1,038,342	¥30,359	¥1,952,625
Total capital expenditures	¥2,303,311	¥3,008	¥—	¥14,953	¥2,321,272
Timing of revenue recognition
Goods transferred at a point in time	¥19,055,227	¥9,730,859	¥10,282,687	¥3,983,821	¥43,052,594
Services rendered over time	—	—	2,506,997	—	2,506,997
Total revenue	¥19,055,227	¥9,730,859	¥12,789,684	¥3,983,821	¥45,559,591

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	For the six months ended December 31, 2021
	Automation	Equipment,	Oilfield	Platform
	product and	accessories	environmental	outsourcing
	software	and others	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	¥23,859,815	¥6,187,975	¥19,735,430	¥4,628,504	¥54,411,724
Cost of revenue and related tax	20,580,830	2,918,195	14,102,092	2,303,528	39,904,645
Gross profit	¥3,278,985	¥3,269,780	¥5,633,338	¥2,324,976	¥14,507,079
Depreciation and amortization	¥214,213	¥423,065	¥996,247	¥35,305	¥1,668,830
Total capital expenditures	¥12,384	¥8,849	¥135,873	¥180,065	¥337,171
Timing of revenue recognition
Goods transferred at a point in time	¥23,859,815	¥6,187,975	¥10,113,712	¥4,628,504	¥44,790,006
Services rendered over time	—	—	9,621,718	—	9,621,718
Total revenue	¥23,859,815	¥6,187,975	¥19,735,430	¥4,628,504	¥54,411,724

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
Total assets:
Automation product and software	¥147,377,607	¥162,825,397	$23,603,699
Equipment, accessories and others	149,876,933	158,662,332	23,000,208
Oilfield environmental protection	107,755,500	96,259,885	13,954,146
Platform outsourcing services	85,232,044	76,476,827	11,086,327
Total assets	¥490,242,084	¥494,224,441	$71,644,380

NOTE 27. SUBSEQUENT EVENTS

On March 9, 2023, the Compensation Committee of the Company recommended and the Board determined and to grant 2,000,000 Class A shares and 3,000,000 Class B shares to certain directors, officers, employees and consultant at a share price of $0.98 per ordinary share and the shares shall be vested upon the issuances. The fair value of these granted shares were $4,900,000.

On March 15, 2023, the Company entered into a securities purchase agreement with certain accredited investors to purchase approximately $8 million worth of its Class A ordinary shares (or pre-funded warrants to purchase Class A ordinary shares in lieu thereof) in a registered direct offering, and Class A ordinary shares warrants in a concurrent private placement. Under the terms of the securities purchase agreement, the Company has agreed to sell 10,002,500 Class A ordinary shares (or pre-funded warrants in lieu thereof) and warrants to purchase up to 10,002,500 Class A ordinary shares in a concurrent private placement transaction. The pre-funded warrants have an exercise price of $0.01 per share and will be exercisable immediately upon the date of issuance until they are exercised in full. The pre-funded warrants will be issued to certain purchasers who have elected to purchase them in lieu of Class A ordinary shares in this offering, as those purchasers would otherwise have exceeded 9.99% (or such lesser percentage as required by the investor) beneficial ownership of our Class A ordinary shares immediately following the offering. The ordinary share warrants will be exercisable immediately upon the date of issuance and have an exercise price of $0.80. The ordinary share warrants will expire five and a half years from the date of issuance. The purchase price for one ordinary share (or pre-funded warrant in lieu thereof) and a corresponding ordinary share warrant will be $0.80. The gross proceeds to the Company from this registered direct offering are estimated to be $8 million before deducting the placement agent’s fees and other estimated offering expenses. In addition, ordinary share purchase warrants to purchase an aggregate of 8,814,102 ordinary shares previously issued by the Company to certain institutional investors on June 16, 2021 will have the exercise price reduced to $0.80 in connection with this offering. The Company intends to use the net proceeds for its midterm and long-term operations, including for the Company's research and development needs for current and future products, expansion of marketing efforts, and possible acquisitions of complementary assets or businesses.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 28. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rules 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirements and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIEs exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIEs shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIEs in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the respective profit or loss as “Equity in earnings of subsidiaries and VIEs” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of June 30, 2022 and December 31, 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY BALANCE SHEETS

	June 30,	December 31,	December 31,
	2022	2022	2022
		RMB	U.S. Dollars
	RMB	(Unaudited)	(Unaudited)
ASSETS
Cash	¥296,838,959	¥183,517,938	$26,603,357
Due from intercompany	205,224,961	285,747,507	41,422,888
Other current assets	20,364,424	62,124,080	9,005,710
Total Current Assets	522,428,344	531,389,525	77,031,955

Non-current assets
Investment in subsidiaries and VIEs	(77,566,835)	(81,353,652)	(11,793,290)

Total assets	¥444,861,509	¥450,035,873	¥65,238,665

LIABILITIES AND SHAREHOLDERS’ EQUITY

Other current liabilities	7,552,452	6,471,716	938,161
Total current Liabilities	7,552,452	6,471,716	938,161

Warrant liability	16,677,328	37,043,871	5,370,000
LIABILITIES	24,229,780	43,515,587	6,308,161

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 29,700,718 shares and 29,700,718 shares issued and outstanding as of June 30, 2022 and December 31, 2022, respectively	18,001,670	18,001,670	2,609,581
Class B ordinary shares, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; 4,100,000 shares and 4,100,000 shares issued and outstanding as of June 30, 2022 and December 31, 2022, respectively	2,408,498	2,408,498	349,144
Additional paid-in capital	496,038,696	502,139,970	72,791,843
Accumulated deficit	(107,124,596)	(137,001,014)	(19,860,112)
Accumulated other comprehensive income	11,307,461	20,971,162	3,040,048
Total shareholders’ equity	420,631,729	406,520,286	58,930,504

Total liabilities and shareholders’ equity	¥444,861,509	¥450,035,873	$65,238,665

* Due from subsidiaries, VIEs and VIEs’ subsidiaries are eliminated upon consolidation.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the six months ended December 31,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	¥—	¥—	$—
Cost of revenues	—	—	—

Gross profit	—	—	—

General and administrative expenses	36,567,864	16,054,522	2,327,319
Provision for credit losses	1,916,515	—	—
Loss from operations	(38,484,379)	(16,054,522)	(2,327,319)

Gain (loss) in fair value changes of warrants liability	147,168,952	(20,097,665)	(2,913,423)
Other income	2,584,170	3,716,168	538,708

Equity in earnings of subsidiaries, vies and vies' subsidiaries	88,767	2,559,601	371,048

Net income (loss)	¥111,357,510	¥(29,876,418)	$(4,330,985)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
Foreign currency translation adjustments related to investments in subsidiaries, VIEs and VIEs' subsidiaries	(4,636,991)	9,663,701	1,400,882
Comprehensive income (loss) attributable to the company	¥106,720,519	¥(20,212,717)	$(2,930,103)

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the six months ended December 31,
	2021	2022	2022
	RMB	RMB	U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	¥111,357,510	¥(29,876,418)	$(4,330,985)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss (gain) in fair value changes of warrants liability	(147,168,952)	20,097,665	2,913,423
Provision for doubtful accounts	1,916,515	—	—
Restricted shares issued for management and employees	27,375,871	1,796,417	260,414
Income from investment in unconsolidated entity	(15,411)	—	—
Restricted shares issued for services	4,631,063	4,304,857	624,046
Equity in earnings of subsidiaries and VIEs	(88,767)	(2,559,601)	(371,048)
Other current assets	(2,448,550)	(14,166,457)	(2,053,616)
Other current liabilities	(7,226,571)	(1,080,736)	(156,667)

Net cash used in operating activities	(11,667,292)	(21,484,273)	(3,114,433)

Cash flows from investing activities:
Repayments from loans to third parties	111,796,100	20,694,900	3,000,000
Payments made for loans to third parties	(85,851,987)	(48,288,100)	(7,000,000)
Due from intercompany, VIEs and VIEs’ subsidiaries	(45,913,426)	(80,522,546)	(11,672,810)

Net cash used in investing activities	(19,969,313)	(108,115,746)	(15,672,810)

Effect of exchange rate fluctuation on cash	(5,586,473)	16,278,998	2,359,859

Net decrease in cash	(37,223,078)	(113,321,021)	(16,427,384)

CASH, beginning of period	325,116,815	296,838,959	43,030,741

CASH, end of period	¥287,893,737	¥183,517,938	$26,603,357

Non-cash investing and financing activities
Cancellation of shares issued	¥(27,675,450)	¥—	$—